UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Supervielle Announces Appointment of Christel Sasse to the Role of CEO at its Fintech Subsidiary InvertirOnline

Supervielle Announces Appointment of Christel Sasse to the Role of CEO at its Fintech Subsidiary InvertirOnline

Buenos Aires, March 22, 2021 – Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”), a universal financial services group headquartered in Argentina with a nationwide presence, announced that Christel Sasse who currently serves as Chief Product Officer at InvertirOnline (“IOL”) has been appointed Chief Executive Officer of IOL effective April 1, 2021. She will succeed Mr. José Vignoli who has expressed his desire to resign to focus on personal projects.

“Christel Sasse’s extensive background in digital platforms and payments industry with a strong profile in technology-enabled businesses is a perfect fit to lead the next phase of InvertirOnline. I have great confidence in her vision and leadership to accelerate our customer centric strategy and contribute to our Group’s digital transformation,” commented Patricio Supervielle, Chairman of Grupo Supervielle. “I also wish to thank Jose for his significant contributions as CEO of InvertirOnline and wish him great success in his new endeavors.”

Christel Sasse noted, “I am very pleased to have the opportunity to lead IOL into this new growth phase. During the past years, IOL has consolidated its leading position as an online retail broker. Looking ahead, our goal is to scale the business and to further enhance the customer experience. By fostering the financial education of our clients, we also seek to enable them to boost their savings by investing in a wide range of financial products through a simple and intuitive platform.”

Christel Sasse brings, 17 years’ experience in product management, marketing, e-commerce and digital marketing. She joined InvertirOnline as Chief Product Officer in June 2020. Earlier, she held several positions at Eventbrite, Thomson Reuters, Mercado Libre, and Procter&Gamble. She holds an Industrial Engineer degree from the Universidad Tecnológica Nacional Buenos Aires, a Postgraduate Degree in Capital Markets from Universidad del Salvador and a Master in Internationalization of Local Development, Economic Science and Social Science from the University of Bologna.

About Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the eleventh largest bank in terms of loans. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of December 31, 2020, Supervielle had 302 access points and 1.9 million active customers. As of December 31, 2020, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 64.9%. For more information about Grupo Supervielle, visit www.gruposupervielle.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 22, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer